FOR IMMEDIATE RELEASE	TSX: WPM
February 1, 2018	NYSE: WPM

WHEATON PRECIOUS METALS TO RELEASE 2017 FOURTH QUARTER
AND FULL YEAR RESULTS ON MARCH 21, 2018

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2017 fourth quarter and full year results on Wednesday, March 21, 2018, after market close.

A conference call will be held on Thursday, March 22, 2018 starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: 1-888-231-8191
Dial from outside Canada or the US: 1-647-427-7450
Pass code:                2760858
Live audio webcast:        www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 29, 2018 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: 1-855-859-2056
Dial from outside Canada or the US: 1-416-849-0833
Pass code:                2760858
Archived audio webcast:      www.wheatonpm.com

Wheaton Precious Metals' quarterly reporting for the remainder of 2018 is scheduled to be issued, after market close, on the following dates:

•	Q1 2018 – Thursday, May 10, 2018
•	Q2 2018 – Tuesday, August 14, 2018
•	Q3 2018 – Wednesday, November 14, 2018

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com